Translation for Reference Purposes Only

The share exchange described in this document involves the securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial Statements included in this document have been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

July 27, 2009

For Immediate Release

Company Name: Nippon Yusen Kabushiki Kaisha
Name of Representative: Yasumi Kudo, President
(Stock Code: 9101, First Sections of Tokyo Stock
Exchange, Osaka Securities Exchange and Nagoya
Stock Exchange)
Direct your queries to: Keizo Nagai, General
Manager of Corporate Communication Group
(Tel: +81-3-3284-5058)

Company Name: Taiheiyo Kaiun Co., Ltd.
Name of Representative: Takeshi Matsunaga,
President
(Stock Code: 9123, First Section of Tokyo Stock
Exchange)
Direct your queries to: Yasuji Koshikawa, Director,
Group Leader, Accounting & Finance Group
(Tel: +81-3- 5445-5800)

Notification with Respect to the Execution of a Share Exchange Agreement through which Nippon Yusen Kabushiki Kaisha will make Taiheiyo Kaiun Co., Ltd.
its Wholly-Owned Subsidiary

The boards of directors of Nippon Yusen Kabushiki Kaisha (“NYK”) and Taiheiyo Kaiun Co., Ltd. (“Taiheiyo Kaiun”) resolved to conduct a share exchange through which NYK will make Taiheiyo Kaiun its wholly-owned subsidiary (the “Share Exchange”) at their respective meetings held on July 27, 2009.  Pursuant to such resolution, NYK and Taiheiyo Kaiun entered into an agreement concerning the Share Exchange (the “Share Exchange Agreement”) on July 27, 2009.  In connection with the foregoing, NYK and Taiheiyo Kaiun would like to provide notice of the following.

NYK plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “simplified share exchange” (kan-i kabushiki kokan) procedures pursuant to Article 796, Paragraph 3 of the Company Law of Japan (the “Company Law”).  Taiheiyo Kaiun plans to implement the Share Exchange once it has obtained approval at an extraordinary general meeting of shareholders to be held on October 16, 2009.  The scheduled effective date of the Share Exchange is December 1, 2009.  In addition, the shares of common stock of Taiheiyo Kaiun will be delisted from the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) prior to the effective date.  The final day on which the shares of common stock of Taiheiyo Kaiun will be traded on the Tokyo Stock Exchange is scheduled to be November 25, 2009.

1.	Purpose of Making Taiheiyo Kaiun a Wholly-Owned Subsidiary of NYK through the Share Exchange

(1)	Background of the Execution of the Share Exchange Agreement and Purpose of the Share Exchange

As previously announced in the press release entitled “Notification Regarding a Third Party Allocation of New Shares of Taiheiyo Kaiun Co., Ltd. to Nippon Yusen Kabushiki Kaisha and a Basic Agreement Concerning a Share Exchange” dated May 28, 2009, since October 2008, a foreign charterer to whom Taiheiyo Kaiun had sub-chartered four bulk carriers informed Taiheiyo Kaiun of its intention to terminate the charter agreements governing its use of such ships before the termination date.  In addition, a South Korean charterer to whom Taiheiyo Kaiun had sub-chartered two bulk carriers filed for court receivership in South Korea.  As a result, one of the six bulk carriers was returned to its owner, however, Taiheiyo Kaiun was faced with a situation in which it was continuing to pay charter hire to the owners of the five ships which were not returned to the ship owner, while payment of the sub-charter hire in respect of the five ships was disrupted.

Concerns arose within Taiheiyo Kaiun that continuing to operate under the charter agreements it had entered into with ship owners in respect of the five ships would significantly impede Taiheiyo Kaiun’s management.  Accordingly, Taiheiyo Kaiun entered into negotiations with the owners of each of the five ships to terminate the charter agreements before the termination date specified in the agreements, thereby avoiding fluctuation risks in the shipping market, prepaying the cancellation fees in lump sums and thus reducing the total amount of its future obligations in respect of charter hire.  As a result of such negotiations, Taiheiyo Kaiun reached an agreement with the owners of each of the five ships, and Taiheiyo Kaiun incurred a total of approximately 7,500 million yen in cancellation fees.

As a result of incurring obligations to pay cancellation fees set forth above, Taiheiyo Kaiun anticipated that the forecasted net loss of 930 million yen included in the business results forecasts for the fiscal year ending March 31, 2010, which was disclosed on May 8, 2009, would increase to  a net loss of 5,140 million yen.  Accordingly, Taiheiyo Kaiun resolved, at the meeting of its board of directors held on May 28, 2009, (i) to revise down its business results forecasts for the fiscal year ending March 31, 2010 and (ii) to issue new shares through a third party allocation of new shares (the “Third Party Allocation of New Shares”) to NYK, its long-standing business partner, in order to procure funds to pay the cancellation fees described above and to stabilize its financial base.  The aggregate issue price of the Third Party Allocation of New Shares was 7,492 million yen (Note).

NYK and Taiheiyo Kaiun also entered into a basic agreement concerning a share exchange through which NYK would make Taiheiyo Kaiun its wholly-owned subsidiary, to facilitate the restructuring of Taiheiyo Kaiun’s business at an early stage.

(Note)	Payment of the Third Party Allocation of New Shares was completed on June 12, 2009.

Taiheiyo Kaiun became a subsidiary (a subsidiary as stipulated in Article 2, Section 3 of the Company Law) of NYK as a result of the Third Party Allocation of New Shares, and Taiheiyo Kaiun’s business has continued to improve.  However, because it is necessary to revise Taiheiyo Kaiun’s business structure and business plan, Taiheiyo Kaiun believes that it must promptly establish, with the support and cooperation of NYK, systems to facilitate flexible decision-making and the implementation of such decisions, in order to restructure its business at an early stage.

Accordingly, as described below in “(2) Expectation of Delisting and Reason for Such” of “1. Purpose of Making Taiheiyo Kaiun a Wholly-Owned Subsidiary of NYK through the Share Exchange”, Taiheiyo Kaiun has determined that becoming a wholly-owned subsidiary of NYK is reasonable, despite the fact that its shares are expected to be delisted as a result.

NYK has established a cooperative relationship with Taiheiyo Kaiun over a number of years, and Taiheiyo Kaiun’s unique shipping technology and advanced know-how have become key sources of the heightened competitiveness of the NYK Group’s energy resources transportation business.

Taiheiyo Kaiun plays a significant role in the stable operation of the NYK Group’s fleet of tankers, with respect to safety and environmental concerns.  In the current environment, which requires increasing sophistication of international maritime operators in terms of ship operation, including anti-piracy measures and other issues of concern, and ship management technology, the NYK Group believes that it is imperative that the relationship between the NYK Group and Taiheiyo Kaiun be maintained and strengthened.

Moreover, from the perspective of business strategies, the energy resources transportation business is one in which significant growth is expected, including increased transportation demand in the mid- to long-term from developing countries.  The NYK Group will focus on expanding its business in the energy resources transportation segment by increasing its cooperative relationship with Taiheiyo Kaiun, including collaborating on initiatives in new businesses in the mid-/small-range tanker division and other areas.

Based on the factors set forth above, NYK believes that the combination of Taiheiyo Kaiun’s unique shipping technology and advanced know-how and NYK’s fleet, trading network, ability to procure financing and other management resources may be used to improve its corporate value.

Moreover, NYK believes that it must consider all measures in order to improve the corporate value of each company, including the efficient use, by both companies, of management resources within the NYK Group including Taiheiyo Kaiun, and restructuring businesses with other companies both within and outside the NYK Group.  NYK believes that making Taiheiyo Kaiun its wholly-owned subsidiary will result in the early establishment of a structure to facilitate flexible and prompt decision-making and the implementation of such decisions, which is fundamentally important to the success of the measures being considered.  Accordingly, NYK has determined that making Taiheiyo Kaiun its wholly-owned subsidiary is reasonable.

(2)	Expectation of Delisting and Reason for Such

As a result of the Share Exchange, Taiheiyo Kaiun will become a wholly-owned subsidiary of NYK on the scheduled effective date of December 1, 2009.  Accordingly, the shares of Taiheiyo Kaiun is expected to be delisted in accordance with the securities listing regulations of the Tokyo Stock Exchange on November 26, 2009.  The final day on which the shares of common stock of Taiheiyo Kaiun will be traded on the Tokyo Stock Exchange is scheduled to be November 25, 2009 (Note).  Once the shares of Taiheiyo Kaiun are delisted, they will not be traded on the Tokyo Stock Exchange.

(Note)
When determining the schedule for delisting the shares of Taiheiyo Kaiun from the Tokyo Stock Exchange, NYK and Taiheiyo Kaiun relied on the TSE News entitled “Scheduled Implementation Date of Abolishment of T+4 Settlement and Trading Suspension for a Predetermined Period”, which was released by the Tokyo Stock Exchange on April 1, 2009.  If, however, the abolishment of T+4 settlement does not proceed as currently expected, the shares of Taiheiyo Kaiun are scheduled to be delisted on November 25, 2009 and the final day on which the shares of common stock of Taiheiyo Kaiun will be traded on the Tokyo Stock Exchange is scheduled to be November 24, 2009.

(3)	Reasons for Seeking Delisting and Evaluation of Alternative Measures

As described above in “(1) Background of the Execution of the Share Exchange Agreement and Purpose of the Share Exchange” of “1. Purpose of Making Taiheiyo Kaiun a Wholly-Owned Subsidiary of NYK through the Share Exchange”, the Share Exchange is not being conducted for the purpose of delisting the shares of Taiheiyo Kaiun.  However, as set forth above in “(2) Expectation of Delisting and Reason for Such” of “1. Purpose of Making Taiheiyo Kaiun a Wholly-Owned Subsidiary of NYK through the Share Exchange”, the shares of Taiheiyo Kaiun are expected to be delisted as a result of NYK becoming the sole shareholder of Taiheiyo Kaiun through the Share Exchange.

Because shares issued by NYK, which will be allocated to shareholders of Taiheiyo Kaiun (except NYK) through the Share Exchange, are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”) and the Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”), and will therefore be able to be traded on such stock exchanges even after the Share Exchange, those shareholders of Taiheiyo Kaiun who hold 4,099 or more shares of common stock of Taiheiyo Kaiun, and who will therefore receive an amount of shares equivalent to, or in excess of, the one thousand shares of common stock of NYK necessary to constitute one trading unit of NYK shares, will continue to enjoy stock liquidity after the Share Exchange.

Those shareholders of Taiheiyo Kaiun who hold less than 4,099 shares of common stock of Taiheiyo Kaiun will receive less than one thousand shares of common stock of NYK through the Share Exchange, which is the number of shares needed to constitute a trading unit of NYK shares.  Although such shares constituting less than one unit will not be able to be sold on the stock exchanges set forth above, shareholders may choose to use NYK’s additional purchase program or his or her statutory put right.  For further information with respect to these two programs, please refer to “(Note 3)” in “(3) Allocation of Shares in the Share Exchange” of “2. Summary of The Share Exchange” below.

For information with respect to the handling of any fraction which constitutes less than one share that may arise through the Share Exchange, please refer to “(Note 4)” in “(3) Allocation of Shares in the Share Exchange” of “2. Summary of the Share Exchange” below.

Until November 25, 2009, the final day on which shares of Taiheiyo Kaiun are expected to be traded as set forth above in “(2) Expectation of Delisting and Reason for Such” of “1. Purpose of Making Taiheiyo Kaiun a Wholly-Owned Subsidiary of NYK through the Share Exchange”, shareholders of Taiheiyo Kaiun may continue to trade the shares that they hold on the Tokyo Stock Exchange.  Furthermore, shareholders of Taiheiyo Kaiun may exercise certain legal rights in shares of Taiheiyo Kaiun, which are available to them pursuant to the Company Law and other relevant laws and regulations, until November 30, 2009, the day immediately preceding the scheduled effective date of the Share Exchange.

(4)	Measures to Ensure Fairness

Taiheiyo Kaiun became a subsidiary of NYK through the Third Party Allocation of New Shares, in which Taiheiyo Kaiun issued new shares to NYK on June 12, 2009 (a subsidiary as stipulated in Article 2, Section 3 of the Company).  As of July 27, 2009, NYK holds 68.51% of the total shareholders’ voting rights of Taiheiyo Kaiun.  Accordingly, in order to ensure fairness in the Share Exchange, NYK and Taiheiyo Kaiun each requested independent third party appraisers to calculate the ratio to be used in the Share Exchange and both companies have received reports on the calculation performed by such independent third party appraisers.  NYK and Taiheiyo Kaiun have determined to conduct the Share Exchange in accordance with the share exchange ratio which was agreed upon by the two companies pursuant to sincere negotiations and discussions, and with reference to the calculations performed by such independent third party appraisers.

(5)	Measures to Avoid Conflicts of Interest

To avoid conflicts of interest within the board of directors of Taiheiyo Kaiun, one of the five directors of Taiheiyo Kaiun who also serves as an employee of NYK refrained from participating in the discussions and resolutions at the meeting of the board of directors of Taiheiyo Kaiun held on July 27, 2009, at which the resolution to conduct the Share Exchange was made.  The same director also refrained from participating in the negotiations and discussions between NYK and Taiheiyo Kaiun concerning the Share Exchange.  None of the corporate auditors of Taiheiyo Kaiun serve as an officer or employee of NYK.

2.	Summary of the Share Exchange

(1)	Schedule of the Share Exchange

Execution of the Basic Agreement (NYK and Taiheiyo Kaiun)	Thursday, May 28, 2009
Meetings of the boards of directors of NYK and Taiheiyo Kaiun (Resolution to approve the Share Exchange)	Monday, July 27, 2009
Execution of the Share Exchange Agreement (NYK and Taiheiyo Kaiun)	Monday, July 27, 2009
Announcement of record date for extraordinary general meeting of shareholders (Taiheiyo Kaiun)	Tuesday, July 28, 2009 (scheduled)
Record date for extraordinary general meeting of shareholders (Taiheiyo Kaiun)	Wednesday, August 12, 2009 (scheduled)
Extraordinary general meeting of shareholders for the approval of the Share Exchange (Taiheiyo Kaiun)	Friday, October 16, 2009 (scheduled)
Date of final trading of shares (Taiheiyo Kaiun)	Wednesday, November 25, 2009 (scheduled)
Date of delisting of shares (Taiheiyo Kaiun)	Thursday, November 26, 2009 (scheduled)
Date of Share Exchange (Effective date of the Share Exchange)	Tuesday, December 1, 2009 (scheduled)

(Note 1)
NYK plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “simplified share exchange”procedures pursuant to Article 796, Paragraph 3 of the Company Law.

(Note 2)
If necessity arises in the course of proceedings of the Share Exchange, or other compelling circumstances arise, changes to the schedule set forth above may be made upon consultation between the two companies.

(2)	Form of the Share Exchange

The Share Exchange is being conducted for the purpose of making Taiheiyo Kaiun a wholly-owned subsidiary of NYK.

(3)	Allocation of Shares in the Share Exchange

Name of Company	Nippon Yusen Kabushiki Kaisha (Parent Company and Sole Shareholder of Taiheiyo Kaiun after the Share Exchange)	Taiheiyo Kaiun Co., Ltd. (Wholly-Owned Subsidiary of NYK after the Share Exchange)
Detail of allocation of shares in the Share Exchange	1	0.244
Number of shares to be issued through the Share Exchange	Common stock : 10,363,444 shares (scheduled)

(Note 1)	Share Allocation Ratio

In the Share Exchange, NYK will allocate and deliver 0.244 shares of common stock of NYK for one share of common stock of Taiheiyo Kaiun; provided, however, that shares will not be allocated through the Share Exchange in exchange for the 92,203,666 shares of Taiheiyo Kaiun that are held by NYK (as of June 12, 2009).

(Note 2)	Number of Shares to be Delivered through the Share Exchange

NYK will allocate shares of common stock to those shareholders of Taiheiyo Kaiun (excluding NYK) who are recorded or registered on Taiheiyo Kaiun’s shareholders’ register as of the day immediately preceding the effective date of the Share Exchange.  The total number of shares of common stock that NYK will deliver to shareholders of Taiheiyo Kaiun (excluding NYK) through the Share Exchange represents the total number of shares of Taiheiyo Kaiun held by such shareholders, multiplied by 0.244.  If, however, any shareholder of Taiheiyo Kaiun exercises his or her appraisal right pursuant to Article 785 of the Company Law and request that Taiheiyo Kaiun purchase the shares that he or she holds, NYK will allocate shares of common stock to Taiheiyo Kaiun through the Share Exchange, instead of to any such shareholder.  Moreover, as of the day immediately preceding the effective date of the Share Exchange and conditional upon the Share Exchange being approved at the extraordinary general meeting of shareholders for the approval of the Share Exchange, Taiheiyo Kaiun plans to cancel all of the treasury shares that it holds as of the day immediately preceding such effective date.

The number of new shares of NYK to be issued through the Share Exchange has been calculated based on the number of treasury shares held by Taiheiyo Kaiun as of March 31, 2009 (23,199 shares).  Such number of shares is subject to change for reasons which include the cancellation of treasury shares acquired by Taiheiyo Kaiun for legal reasons, such as the purchase of shares pursuant to the request of shareholders holding shares constituting less than one unit.

(Note 3)	Handling of Shares Constituting Less than One Unit

Shareholders who will hold shares of NYK constituting less than a whole unit (fewer than one thousand shares) as a result of the Share Exchange shall have the right to receive dividends of which the record date is after the effective date of the Share Exchange, in an amount corresponding to the number of shares that they hold.  However, such shares may not be sold on the stock exchanges upon which shares of NYK are listed.  Shareholders who will hold shares of NYK constituting less than a whole unit may use the following program or right on or after the effective date of the Share Exchange.  For more information with respect to the handling of shares constituting less than one unit, please contact NYK’s transfer agent (Corporate Agency Division of Mitsubishi UFJ Trust and Banking Corporation) or a brokerage firm.

a.	Additional purchase program (kaimashi seido) for shares constituting less than a whole unit

The additional purchase program allows shareholders who hold shares constituting less than a whole unit to make a request to NYK to sell to such shareholders additional shares in such number necessary to constitute, together with the number of shares of less than a whole unit held by such shareholders, a whole unit.

b.	Statutory Put Right (kaitori seido) for shares constituting less than a whole unit

The buyback program is a program established pursuant to Article 192, Paragraph 1 of the Company Law through which NYK will purchase, upon the request of a shareholder, the number of shares that do not constitute a whole unit.

(Note 4)	Handling of Fraction Constituting Less Than One Share

Those shareholders who would receive a fraction which constitutes less than one share of NYK through the Share Exchange will, in accordance with the provisions set forth in Article 234 of the Company Law, receive cash proceeds from the sale of shares the number of which will be equivalent to the total of the fractions (any fraction less than one share arising as a result of aggregating the fractions shall be disregarded), in an amount corresponding to the fraction that such shareholder would have held.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

Taiheiyo Kaiun has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Basis of Calculation of Share Exchange Ratio

(1)	Basis of Calculation

In order to ensure the fairness and appropriateness of the calculation of the share exchange ratio in the Share Exchange, NYK and Taiheiyo Kaiun requested independent third party appraisers to calculate the share exchange ratio.  NYK appointed Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) and Taiheiyo Kaiun appointed PwC Advisory Co., Ltd. (“PwC Advisory”) as their independent third party appraisers.

Mitsubishi UFJ Securities performed a market price analysis in respect of the shares of NYK, because shares of NYK are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange and market prices were available.  The market price analysis involved consideration of various terms and conditions and an analysis, using July 23, 2009 as the valuation date, of (i) the closing price of NYK shares on the valuation date and (ii) the average closing prices of NYK shares for the following periods (including the valuation date): (a) one week immediately preceding the valuation date; (b) one month immediately preceding the valuation date; and (c) from May 28, 2009, the day on which NYK and Taiheiyo Kaiun released the press release entitled “Notification Regarding a Third Party Allocation of New Shares of Taiheiyo Kaiun Co., Ltd. to Nippon Yusen Kabushiki Kaisha and a Basic Agreement Concerning a Share Exchange”, to the valuation date.  When analyzing the shares of Taiheiyo Kaiun, Mitsubishi UFJ Securities performed a market price analysis, because shares of Taiheiyo Kaiun are listed on the Tokyo Stock Exchange and market prices were available, and a discounted cash flow (“DCF”) analysis, in order to reflect evaluations of the future business operations of Taiheiyo Kaiun.  The market price analysis involved consideration of various terms and conditions and an analysis, using July 23, 2009 as the valuation date, of (i) the closing price of Taiheiyo Kaiun shares on the valuation date and (ii) the average closing prices of Taiheiyo Kaiun shares for the following periods (including the valuation date): (a) one week immediately preceding the valuation date; (b) one month immediately preceding the valuation date; and (c) from May 28, 2009, the day on which NYK and Taiheiyo Kaiun released the press release entitled “Notification Regarding a Third Party Allocation of New Shares of Taiheiyo Kaiun Co., Ltd. to Nippon Yusen Kabushiki Kaisha and a Basic Agreement Concerning a Share Exchange”, to the valuation date.  The results of the calculation of the share exchange ratio, assuming one share of NYK has a value of one, ranged as follows:

Method	Results of the Share Exchange Ratio Calculation
Market price analysis	1: 0.241〜0.279
DCF analysis	1: 0.203〜0.247

When calculating the share exchange ratio, Mitsubishi UFJ Securities used, in principle, information furnished by NYK and Taiheiyo Kaiun and information that was publicly available.  In using such information, Mitsubishi UFJ Securities assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness.  Mitsubishi UFJ Securities did not independently analyze or evaluate individual assets and liabilities or otherwise independently value, appraise or assess the assets and liabilities (including any contingent liabilities) of NYK, Taiheiyo Kaiun and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment.  Furthermore, with respect to information pertaining to the financial forecasts for Taiheiyo Kaiun, Mitsubishi UFJ Securities assumed that such information was reasonably prepared based on the best estimates and judgment currently available to the management of Taiheiyo Kaiun.

The calculation of the share exchange ratio rendered by Mitsubishi UFJ Securities does not constitute an opinion as to the fairness of the share exchange ratio in the Share Exchange.

PwC Advisory employed the market price method in respect of valuating the shares of NYK, because the shares of NYK are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange and market prices were available.  In accordance with the market price method, PwC Advisory used July 23, 2009 as the valuation date, and calculated the volume weighted average prices and the average closing prices of NYK shares for the following periods (including the valuation date): (a) one month immediately preceding the valuation date, (b) three months immediately preceding the valuation date and (c) six months immediately preceding the valuation date.  In respect of valuating the shares of Taiheiyo Kaiun, PwC Advisory employed the market price method, because they are listed on the Tokyo Stock Exchange and market prices were available, and the DCF method, in order to reflect evaluations of the future business operations of Taiheiyo Kaiun.  In accordance with the market price method, PwC Advisory used July 23, 2009 as the valuation date, and calculated the volume weighted average prices and the average closing prices of Taiheiyo Kaiun shares for the following periods (including the valuation date): (a) one month immediately preceding the valuation date, (b) three months immediately preceding the valuation date and (c) six months immediately preceding the valuation date.

The results of the calculation of the share exchange ratio, assuming one share of NYK has a value of one, ranged as follows:

Method	Results of the Share Exchange Ratio Calculation
Market price analysis	1: 0.244〜0.279
DCF analysis	1: 0.213〜0.276

When calculating the share exchange ratio, PwC Advisory used, in principle, information furnished by NYK and Taiheiyo Kaiun and information that was publicly available.  In using such information, PwC Advisory assumed the accuracy and completeness of all such information and materials, and did not independently verify the accuracy and completeness.  PwC Advisory did not independently analyze or evaluate individual assets and liabilities or otherwise independently value, appraise or assess the assets and liabilities (including off-balance-sheet assets and liabilities, and any other contingent liabilities) of NYK, Taiheiyo Kaiun and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment.  Furthermore, with respect to information pertaining to the financial forecasts for Taiheiyo Kaiun, PwC Advisory assumed that such information was reasonably prepared based on the best estimates and judgment currently available to the management of Taiheiyo Kaiun.  PwC Advisory’s calculations reflect information, economic conditions and other factors which were current as of July 23, 2009.

The calculation of the share exchange ratio rendered by PwC Advisory does not constitute an opinion as to the fairness of the share exchange ratio in the Share Exchange.

(2)	Background of Calculation

NYK and Taiheiyo Kaiun carefully considered the results of the share exchange ratio calculations received from their respective independent third party appraisers and engaged in negotiations, consultations and evaluations concerning the share exchange ratio, while taking into consideration various factors, including the Third Party Allocation of Shares, the financial condition of both companies and future forecasts.  As a result, the share exchange ratio to be used in the Share Exchange was determined upon the approval at the respective meetings of the Boards of Directors of NYK and Taiheiyo Kaiun held on July 27, 2009.

The share exchange ratio is subject to change, upon discussions between NYK and Taiheiyo Kaiun, if financial or business conditions of NYK or Taiheiyo Kaiun significantly change.

(3)	Relationship with the Appraisers

Mitsubishi UFJ Securities, the third party appraiser of NYK, and PwC Advisory, the third party appraiser of Taiheiyo Kaiun, are independent from both NYK and Taiheiyo Kaiun, and neither Mitsubishi UFJ Securities nor PwC Advisory is a related party of either NYK or Taiheiyo Kaiun.

4.	Description of the Parties to the Share Exchange
(as of June 30, 2009)

		Parent Company and Sole Shareholder of Taiheiyo Kaiun after the Share Exchange		Wholly-Owned Subsidiary of NYK after the Share Exchange
(1)	Trade Name	Nippon Yusen Kabushiki Kaisha		Taiheiyo Kaiun Co., Ltd.
(2)	Address	2-3-2, Marunouchi, Chiyoda-ku, Tokyo		Mita Kokusai Building 23rd Floor, 1-4-28, Mita, Minato-ku, Tokyo
(3)	Name and Title of Representative	Yasumi Kudo, President		Takeshi Matsunaga, President
(4)	Business Description	Liner trade, bulk shipping, logistics, terminal and harbor transport, cruise, air cargo transportation, real estate, other services		Shipping operation, chartering, ship management, wholesale of marine equipment
(5)	Paid-in Capital	88,531,033,730 yen		6,495,900,000 yen
(6)	Date of Incorporation	September 29, 1885		February 21, 1951
(7)	Number of Issued and Outstanding Shares	1,230,188,073 shares		134,700,000 shares
(8)	Fiscal Year End	March 31		March 31
(9)	Number of Employees	29,834 (consolidated) (Note)		79 (consolidated)
(10)	Major Business Partners	Major companies in the steel, automobile, electric power, gas, and other industries		Nippon Yusen Kabushiki Kaisha, Uyeno Transtech Ltd.
(11)	Major Banks	Development Bank of Japan Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation
(12)	Major Shareholders and Shareholding Ratio (Note)	The Master Trust Bank of Japan Ltd. (Trust Account)	6.67%	Nippon Yusen Kabushiki Kaisha	22.73%
		Japan Trustee Services Bank, Ltd. (Trust Account)	6.46%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.97%
		Japan Trustee Services Bank, Ltd. (Trust Account 4G)	6.02%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.59%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.65%	Mitsubishi Heavy Industries, Ltd.	3.63%
		The Master Trust Bank of Japan Ltd. (Account at Mitsubishi Heavy Industries, Ltd./ Retirement Benefit Trust Account)	4.44%	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	2.89%
		Meiji Yasuda Life Insurance Company (Standing Proxy: Trust & Custody Services Bank, Ltd.)	3.16%	Sompo Japan Insurance Inc.	2.75%

		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.00%	BNP Paribas Wealth Management Singapore branch (Standing Proxy: BNP Paribas Securities (Japan) Limited)	2.10%
		Mizuho Corporate Bank, Ltd. (Standing Proxy: Trust & Custody Services Bank, Ltd.)	1.85%	Nipponkoa Insurance Co., Ltd.	1.52%
		Trust & Custody Services Bank Ltd. (Securities Investment Trust Account)	1.48%	Uyeno Transtech Ltd.	1.27%
		National Mutual Insurance Federation of Agricultural Cooperatives (Standing Proxy: The Master Trust Bank of Japan, Ltd.)	1.35%	The Master Trust Bank of Japan Ltd. (Trust Account)	0.94%
(13)	Relationship between the Parties to the Share Exchange	Capital Relationship
After the Third Party Allocation of New Shares conducted on June 12, 2009 through which Taiheiyo Kaiun issued new shares to NYK, NYK holds 68.45% (92,203 thousand shares) of Taiheiyo Kaiun’s issued and outstanding shares.

		Personnel Relationship	One director of Taiheiyo Kaiun concurrently serves as an employee of NYK.
		Transactional Relationship	NYK and certain of its affiliated companies charter ships from Taiheiyo Kaiun.
		Status of relationship with related parties	Taiheiyo Kaiun is a consolidated subsidiary of NYK, and therefore, is considered a related party of NYK.

(Note)	“Number of Employees” of NYK, and “Major Shareholders and Shareholding Ratios” of both NYK and Taiheiyo Kaiun are information as of March 31, 2009.

(14)	Business Results for the Most Recent Three Fiscal Years
(in millions of yen unless otherwise specified)

	Nippon Yusen Kabushiki Kaisha (consolidated)			Taiheiyo Kaiun Co., Ltd. (consolidated)
Fiscal Year End	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009
Net Assets (consolidated)	700,717	679,036	581,237	3,521	3,518	1,205
Total Assets (consolidated)	2,135,441	2,286,013	2,071,270	34,308	34,717	22,433
Net Assets Per Share (consolidated)	534.90	519.51	443.16	64.04	63.98	21.92
Net Sales (consolidated)	2,164,279	2,584,626	2,429,972	11,619	14,943	19,390
Operating Income (consolidated)	104,941	202,079	144,914	1,224	1,007	(350)
Ordinary Profit (consolidated)	107,534	198,480	140,814	561	103	(1,020)
Net Income (consolidated)	65,037	114,139	56,151	210	(3)	(2,448)
Net Income Per Share (yen)	52.99	92.93	45.73	3.81	(0.05)	(44.53)
Dividend Per Share (yen)	18.00	24.00	15.00	–	–	–

5.	Post-Share Exchange

Parent Company and Sole Shareholder of Taiheiyo Kaiun after the Share Exchange
(1)	Trade Name	Nippon Yusen Kabushiki Kaisha
(2)	Business Description	Liner trade, bulk shipping, logistics, terminal and harbor transport, cruise, air cargo transportation, real estate, other services
(3)	Address of Head Office	2-3-2, Marunouchi, Chiyoda-ku, Tokyo
(4)	Name and Title of Representative	Yasumi Kudo, President
(5)	Paid-in Capital	88,531 million yen
(6)	Total Assets	Yet to be determined.
(7)	Net Assets	Yet to be determined.
(8)	Fiscal Year End	March 31

6.	Summary of Accounting Procedure

The Share Exchange is expected to be accounted for as a transaction between companies under common control (kyoutsu shihaika torihiki tou) in which minority shareholders are parties to the transaction and, accordingly, goodwill is expected to be incurred.  Although the amount of goodwill is yet to be determined, the impact of such goodwill on the consolidated business results of NYK is expected to be minor.

7.	Post-Share Exchange Outlook

Taiheiyo Kaiun became a consolidated subsidiary of NYK following the capital increase through which it issued new shares to NYK on June 12, 2009.  Therefore, the impact of the Share Exchange on the consolidated and non-consolidated business results of NYK is expected to be minor.

(End of Document)